EXHIBIT 12.1
Smith International, Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Three Months
	Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

FIXED CHARGES:
Gross interest on debt	$12,836	$10,340	$44,446	$38,762	$40,964	$40,928	$45,359
Amortization of premiums, discounts and capitalized expenses related to indebtedness	126	133	528	478	680	1,071	439
Interest element of rentals	2,289	2,135	8,395	7,984	6,317	5,505	4,820

Total Fixed Charges	$15,251	$12,608	$53,369	$47,224	$47,961	$47,504	$50,618

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Net income	$107,216	$66,152	$302,305	$182,451	$123,480	$93,189	$152,145
Add back:
Minority interests of majority owned subsidiaries	45,001	26,902	122,759	89,130	71,788	57,978	70,504
Provision for income taxes	72,662	45,146	202,743	129,721	93,334	66,632	106,397
Fixed charges	15,251	12,608	53,369	47,224	47,961	47,504	50,618

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES:	$240,130	$150,808	$681,176	$448,526	$336,563	$265,303	$379,664

RATIO OF EARNINGS TO FIXED CHARGES	15.75	11.96	12.76	9.50	7.02	5.58	7.50
Smith International, Inc.
Ratio of Earnings to Fixed Charges, as adjusted(*)
(In thousands, except ratios)

	Three Months
	Ended March 31,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

FIXED CHARGES:

Gross interest on debt	$11,658	$9,545	$41,188	$35,963	$37,861	$39,218	$42,405
Amortization of premiums, discounts and capitalized expenses related to indebtedness	126	133	528	478	680	1,071	439
Interest element of rentals	1,697	1,578	6,234	5,929	4,798	4,207	3,672

Total Fixed Charges	$13,481	$11,256	$47,950	$42,370	$43,339	$44,496	$46,516

EARNINGS AVAILABLE TO COVER FIXED CHARGES:

Net income	$107,216	$66,152	$302,305	$182,451	$123,480	$93,189	$152,145
Add back:
Minority interests of majority owned subsidiaries	—	—	—	—	—	—	—
Provision for income taxes	60,738	37,051	169,310	105,547	70,909	51,239	90,999
Fixed charges	13,481	11,256	47,950	42,370	43,339	44,496	46,516

TOTAL EARNINGS AVAILABLE TO COVER FIXED CHARGES:	$181,435	$114,459	$519,565	$330,368	$237,728	$188,924	$289,660

RATIO OF EARNINGS TO FIXED CHARGES	13.46	10.17	10.84	7.80	5.49	4.25	6.23

(*) We derive a substantial portion of our earnings from M-I SWACO and other majority-owned joint venture operations, which are properly consolidated for financial reporting purposes. We have supplemented the required disclosure and adjusted the ratio of earnings to fixed charges calculation to eliminate our minority partners’ ownership interest in “earnings” and “fixed charges” in order to reflect coverage levels on a Company-only basis. Management believes disclosure of the ratio of earnings to fixed charges, as adjusted, provides useful information to investors when viewed with the non-adjusted ratio because it provides a more complete understanding of our ability to meet our fixed obligations than the non-adjusted ratio alone. The ratio of earnings to fixed charges, as adjusted, should be viewed in addition to, and not as an alternative for, our non-adjusted ratio presented above.